

January 23, 2014

Via E-mail
John Harland
Chief Financial Officer
WaferGen Bio-Systems, Inc.
7400 Paseo Padre Parkway
Fremont, CA 94555

      Re: **WaferGen Bio-Systems, Inc.**
                  Amendment No. 2 to Registration Statement on Form S-1
                  Filed January 9, 2014
                  File No. 333-191645

Dear Mr. Harland:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   Please provide us your analysis of when you must include the financial statements related to the IntegenX transaction in this registration statement and in the Form 8-K you filed on January 6, 2014. Cite in your response all authority on which you rely, and show us your calculations supporting your analysis.

Exhibit 10.31

2.   Please note that exhibits filed per Regulation S-K Item 601(b)(10) must be complete, including all attachments such as schedules. The last two sentences of Regulation S-K Item 601(b)(2) apply to exhibits that are appropriately filed per Item 601(b)(2). Exhibit 10.31 to your registration statement appears to be missing attachments. If you conclude that the agreement should have been filed per Item 601(b)(2) and intended to do so, please renumber the exhibit as appropriate and comply with the requirements of the last two sentences of that Item, including filing attachments that contain information which is

material to an investment decision and not otherwise disclosed in the agreement or the prospectus in this registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Mark R. Busch
      K&L Gates LLP